

ROCK RESOURCES INC. (TSXV: RCK)
(the "Company")

03 ... -9 ... 7:21

News Release – MARGARITA PROPERTY DROPPED

April 25, 2003

82-4504

After a review of the Margarita property by company management and their consultants, the Company has decided to terminate the option on the Margarita as further expenditures do not appear warranted.

Rock's interests are now all Canadian and are in the Yukon and Ontario. Rock is exploring and developing resources on its 60% optioned from Pacific Ridge Exploration Ltd (TSXV: PEX) **Fyre Lake** (copper, cobalt and gold) property in the Finlayson Lake Mining Camp, Yukon, on its 60% optioned from Western Prospector Group Ltd (TSXV: WNP) **Lakemount** (PGM, copper, nickel, gold and diamond) property, near Wawa, Ontario and its two-thirds optioned from Tres-Or Ltd (TSXV: TRS) **Temagami North** and **Temagami East** (diamond) properties, near Temagami, Ontario.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This decision allows the company to concentrate its efforts on the exploration and development of its promising Canadian properties and cuts these expensive links with the past."

For further information, please call Larry Horsburgh, Investor Relations #604 688 3304

SUPPL

On behalf of the Board of Directors:

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

"Graeme Rowland"

Graeme Rowland,
Chairman and President

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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